# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549
## FORM 8-K
## CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

**Date of Report (Date of earliest event reported): May 20, 2015**

# AMERICAN NATIONAL BANKSHARES INC.

(Exact name of registrant as specified in its charter)

| **Virginia** | **0-12820** | **54-1284688** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

**628 Main Street, Danville, VA 24541**

(Address of principal executive offices) (Zip Code)

**Registrant's telephone number, including area code: 434-792-5111**

**Not Applicable**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

**Item 8.01 Other Events**

On May 19, 2015, American National Bankshares Inc. declared a quarterly cash dividend of $0.23 per share of common stock. The dividend is payable June 19, 2015, to shareholders of record on June 5, 2015.

**Item 9.01 Financial Statements and Exhibits**

(d) Exhibits:

99.1 News Release

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 20, 2015                                /s/ William W. Traynham

                                            Executive Vice President and Chief Financial Officer